Exhibit F

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use in this Post-Effective Amendment to No. 8 to Registration Statement on Schedule B of our report dated March 19, 2014 relating to the separate financial statements of The Export Import Bank of Korea as of December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012 (which report expresses an unqualified opinion on the separate financial statements and includes an explanatory paragraph referring to accounting principles and auditing standards and their application in practice vary among countries) appearing in the Prospectus, which is a part of this Registration Statement, and to the reference to us under the heading “Financial Statements and the Auditors” and “Experts” in such Prospectus.

/s/ Deloitte Anjin LLC
Deloitte Anjin LLC

Seoul, Korea

July 28, 2014